

# Alexco Announces Third Quarter 2020 Results and Provides Operations Update

## (All amounts in CDN$ unless otherwise indicated)

**November 12, 2020 - Alexco Resource Corp. (NYSE American/TSX: AXU)** ("Alexco" or the "Company") today reports financial results for the three month period ended September 30, 2020 ("Q3 2020") and provides comments on capital development progress at Keno Hill in anticipation of initial silver ("Ag") concentrate production in Q4 2020. For Q3 2020, Alexco reported an operating loss of $5.4 million ("M"), or $0.04 per share. As at September 30, 2020, the Company had $39.8 M in cash and cash equivalents, and net working capital of $38.0 M.

### Key Financial Metrics

| *(Expressed in 000's of Canadian dollars, except per share and share amounts)* | For the Three Month Period Ended September 30, | | | For the Nine Month Period Ended September 30, | |
|---|---|---|---|---|---|
| | **2020** | 2019 | | **2020** | 2019 |
| | | | | | |
| Revenues - Reclamation Management Revenue | $ **795** | 555 | $ | **2,233** | 1,703 |
| Operating Loss | $ **(5,356)** | (1,947) | $ | **(10,728)** | (7,330) |
| Adjusted Loss Before Taxes[1] | $ **(5,514)** | (1,975) | $ | **(10,683)** | (7,758) |
| Cash and cash equivalents | $ **39,751** | 10,551 | $ | **39,751** | 10,551 |
| Net Working Capital[1] | $ **37,998** | 10,090 | $ | **37,998** | 10,090 |
| Adjusted Net Loss from Continued Operations[1] | $ **(3,265)** | (2,043) | $ | **(7,295)** | (8,435) |
| Net Loss from Continued Operations[2] | $ **(15,241)** | (2,234) | $ | **(22,753)** | (2,139) |
| | | | | | |
| **Shareholders** | | | | | |
| Basic and Diluted Net Loss from Continued Operations per Common Share | $ **(0.11)** | (0.02) | $ | **(0.18)** | (0.02) |
| Adjusted Basic and Diluted Net Loss from Continued Operations per Common Share[1] | $ **(0.02)** | (0.02) | $ | **(0.06)** | (0.07) |

1.  *See Non-GAAP measures on page 14 of the MD&A for the three and nine month periods ended September 30, 2020.*
2.  *Net loss includes non-cash adjustments related to an embedded derivative.*

### Q3 2020 Highlights

#### Corporate

- The Corporation's cash and cash equivalents as at September 30, 2020 totaled $39.8 M compared to $6.8 M as at December 31, 2019, while net working capital totaled $38.0 M compared to $10.1 M as at December 31, 2019. The Corporation's restricted cash and deposits as at September 30, 2020 totaled $2.9 M compared to $2.8 M as at December 31, 2019.

- Alexco reported an operating loss of $5.5 M for Q3 2020, compared to a loss of $1.9 M for Q3 2019. The increase in operating loss is primarily a result of an increase in mine site rehabilitation

**Head Office**
T. 604 633 4888

Alexco Resource Corp.
555 Burrard Street, Suite 1225
Vancouver, BC  V7X 1M9
Canada

F. 604 633 4887



and dewatering work at the Bellekeno mine in preparation for initial ore production in Q4 2020 and expensed refurbishment work at the Keno Hill mill in preparation for mill commissioning in Q4 2020.

- On July 7, 2020 the Corporation completed an equity financing and issued 10,994,000 common shares at a price of $2.73 per share for aggregate gross proceeds of $30 M.

- On August 5, 2020 Alexco entered into an amended and restated agreement with Wheaton with respect to the streaming agreement between the two companies (see press release dated June 24, 2020, entitled "Alexco Moves Forward to Production at Keno Hill").

### *Mine Operations and Exploration*

- On July 23, 2020, the Company received the final amended and renewed water use license ("WUL") for the Keno Hill Silver District ("Keno Hill" or the "District") from the Yukon Water Board. The WUL authorizes Alexco to source and use water, as well as deposit designated waste streams into approved facilities in and around planned production centers at the Bellekeno, Flame & Moth and Bermingham mines, and the mill facility.

- Progress on site-wide capital projects including mill modifications and infrastructure improvements continues to be on pace for completion with mill commissioning and production of Ag concentrate in Q4 2020. A concentrate off-take provider has been selected and agreements are being finalized.

- The Company's 2020 surface exploration program that commenced on July 17, 2020 has been extended to include a total of approximately 7,500 meters ("m") core drilling in at least 12 holes, exclusively testing for deeper mineralization in the Bermingham mine area. Drilling will continue until late November.

Clynt Nauman, Alexco's Chairman and Chief Executive Officer, commented, "During the third quarter we made significant progress at Keno Hill. I am pleased to report that we are already placing ore from the Bellekeno mine on the coarse ore pad in anticipation of mill commissioning in the very near future. Separately, underground development at the Flame & Moth and Bermingham mines continues to advance and remain on track to provide development ore in Q1 2021. Upgrades to surface infrastructure and the District Mill are nearing completion, and mill circuits have been successfully wet-tested. We are continuing with our mine optimization studies with respect to underground development efficiencies and improved NSR values for ore both within the PFS mine plan as well as adjacent mineralization. We expect to complete and report on this work in the first half of 2021." Mr. Nauman continued, "Our exploration program at the Bermingham 'deep' target will be wrapping up this month and we look forward to sharing the results when they become available".

### *Capital Development and Operations*

On June 24, 2020, the Company announced that it is moving forward to finalize development of its mines at Keno Hill, with a goal of mill commissioning and Ag concentrate production in Q4 2020. The Company is making steady progress towards its initial production goal with mine site development activities, recruitment of key personnel, delivery of mine equipment, refurbishment of the mill, and completion of surface infrastructure projects continuing into Q4 2020.

In the mill, installation of cyclones, the addition of a new tailings filter press and modification to the fine ore feeder is complete. Other mill improvement projects underway include installation of a second ball mill, construction of a crusher enclosure and ventilation system and installation of two concentrate regrind mills. Other surface construction activities nearing final completion include the expansion of the camp accommodation complex including two new bunkhouse units, an upgraded administration complex, and employee dry and wash facilities.



Underground refurbishment projects at the Flame & Moth and Bermingham mines are complete and primary ramp development continues at both mines. Delivery and commissioning of the major pieces of new underground mine equipment is largely complete. The new fleet includes four (4) CAT R1300 3.5 yard scoops, two (2) CAT AD22 20 tonne haul trucks, two (2) Atlas Copco 282 twin boom jumbos, two (2) MacLean SSB bolters and other support gear. Development and long-hole extraction of ore from two underground levels continues at the Bellekeno mine with ore from these activities being delivered to the mill coarse ore pad. At the Flame & Moth mine, advance of the primary ramp is continuing with approximately 140 m of primary ramp required to reach the first level access point on the 835 level followed by 100 m of level access to cross cut the ore. At the Bermingham mine, development of the vent raise access level is underway prior to mobilization of the contract raise development crew within the next month.

Elsewhere, the Company continues to successfully recruit and onboard the mine operations team. Key managers, site supervisors and mine engineering staff are all in place and the current focus continues to be the onboarding of geologists, underground miners, and maintenance specialists. The current head count at Keno Hill is approximately 125 employees. Over 90% of the Alexco employees currently hired are from the Yukon and British Columbia including citizens of the First Nation of Na-Cho Nyak Dun.

With the significant increase in underground and district-wide operating activities at Keno Hill, the safety performance of all employees and contractors remains excellent and exemplifies the culture of safety excellence instilled at Keno Hill. The Company's safety record has now exceeded over 7.5 years without a Lost Time Accident.

The Company's strict COVID-19 management protocols and operating practices remain in place and are continuously reviewed to comply with the guidelines of the Yukon Chief Medical Officer.

*Financial Report*

Full details of the financial and operating results for Q3 2020 are described in Alexco's interim condensed consolidated financial statements for the three and nine month periods ended September 30, 2020 with accompanying notes and related management's discussion and analysis. These documents and additional information about Alexco, including its annual information form, are available on Alexco's website at www.alexcoresource.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

*Conference Call for Q3 2020 Results*

Alexco is hosting an audio webcast conference call to discuss these results at 11:00 a.m. Eastern (8:00 am Pacific) on Friday, November 13, 2020. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US: 1-800-319-4610

Dial from outside Canada or the US: 1-604-638-5340

Conference ID#:                        Ask to join the Alexco conference call

Live audio webcast:                  https://www.alexcoresource.com/investors/events-webcasts/

Participants should connect five to ten minutes before the call. The conference call will be recorded and an archived audio webcast will be available on the Company's website at www.alexcoresource.com.

**Qualified Persons**

The disclosure in this news release of scientific and technical information regarding exploration projects on



Alexco's mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Neil Chambers, P.Eng., Chief Mine Engineer, both of whom are Qualified Persons as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

**About Alexco**

Alexco is a Canadian primary silver company that owns and operates the majority of the historic Keno Hill Silver District, in Canada's Yukon Territory, one of the highest-grade silver deposits in the world. Alexco is currently advancing Keno Hill to production and expects to start concentrate production and shipments in Q4 2020. As per Alexco's 2020 pre-feasibility study, Keno Hill is expected to produce an average of approximately 4 million ounces of silver per year contained in high quality lead/silver and zinc concentrates. Total production over an 8-year mine life is estimated at 1.18 million tonnes of ore at an average rate of 430 tonnes per day at an average grade of 805 grams per tonne. Keno Hill retains significant potential to grow and Alexco has a long history of expanding the operation's Mineral Resources through successful exploration.

**Contact**

Clynton R. Nauman, Chairman and Chief Executive Officer
Kettina Cordero, Director of Investor Relations
Phone: (778) 945-6577
Email: info@alexcoresource.com

www.alexcoresource.com

*Some statements ("forward-looking statements") in this news release contain forward-looking information plans related to Alexco's business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to risks and uncertainties relating to the COVID-19 pandemic including but not limited to business closures, travel restrictions, quarantines and a general reduction in consumer activity; actual results and timing of exploration and development, mining, environmental services and remediation and reclamation activities; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineral resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to the circumstances surrounding the COVID-19 pandemic, although evolving, will stabilize or at least not worsen; that the extent to which COVID-19 may impact the Company, including without limitation disruptions to the mobility of Company personnel, costs associated with implementation of health and safety protocols, increased labour and transportation costs, and other related impacts, will not change in a materially adverse manner; Alexco will be able to raise additional capital as necessary, that the proposed exploration and development activities will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.*